Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS FINANCIAL RESULTS
FOR THE 2ND QUARTER & 1ST SIX MONTHS OF 2015

- $17.1M Revenues Yields $2.9M Net Income -

KFAR SAVA, Israel, July 22, 2015 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter and six month period ended June 30, 2015.

Financial Results

Second Quarter 2015: Revenues for the second quarter totalled $17.1 million, a 4% decrease compared with $17.9 million in the second quarter of 2014.

On a GAAP basis, net income for the quarter totalled $2.1 million, $0.28 per share (basic and diluted), compared with $3.3 million, or $0.45 per diluted share ($0.46 per basic share), in the second quarter of 2014. On a non-GAAP basis (as described and reconciled below), net income totalled $2.9 million, or $0.40 per diluted share ($0.41 per basic share), compared with $3.7 million, or $0.50 per diluted share ($0.51 per basic share), in the second quarter of 2014.

First Six Months 2015: Revenues for the first half of 2015 totalled $35.9 million, a 3% decrease compared with $36.9 million in the first half of 2014.

On a GAAP basis, net income for the period totalled $5.0 million, or $0.68 per diluted share ($0.69 per basic share), compared with $7.4 million, or $1.00 per diluted share ($1.03 per basic share), in the first half of 2014. On a non-GAAP basis (as described and reconciled below), net income for the period totalled $6.8 million, or $0.92 per diluted shares ($0.94 per basic share), compared with $7.9 million, or $1.07 per diluted share ($1.10 per basic share), in the first six months of 2014.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “Our shortfall for the second quarter reflects the longer-than-expected decision-making processes and slower-than-projected market deployments by some of our largest customers. While this has had an impact on our revenues, giving us what we believe will be our weakest quarter for 2015, we are pleased to have been able to maintain strong profitability and a positive operating cash flow, demonstrating the value of our Company’s correct organizational structure. We continue to be strong believers in the strategy which has worked so well in the past, bringing us a steady flow of new design wins with both existing and new customers. We expect that the many active design wins in hand, together with the opportunities we project to win in the future, will compensate for any local delays and return us to a growth path.”

Mr. Orbach continued, “During and after the quarter, we announced two important ‘Cloud’ design wins: our first big win in the booming SDS (Software-Defined Storage) space, and a ramp-up of our business with an emerging storage industry leader. These successes demonstrate the strong need of virtualized Cloud players for Silicom’s high-performance connectivity solutions, and the fact that our solutions are catching up with the most important market trends.”

Mr. Orbach concluded, “With a long-term perspective, we continue to develop products for new industry trends and to build our customer relationships, and look forward to returning to growth in the quarters ahead.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 22nd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$17,460	$17,890
Short-term bank deposits	-	4,000
Marketable securities	8,599	15,167
Accounts receivables: Trade, net	15,597	18,831
Accounts receivables: Other	1,944	1,632
Inventories	31,001	25,449
Deferred tax assets	660	567
Total current assets	75,261	83,536

Marketable securities	29,387	20,358
Assets held for employees’ severance benefits	1,513	1,425
Deferred tax assets	471	346
Property, plant and equipment, net	3,957	2,458
Intangible assets, net	1,705	2,071
Goodwill	12,242	12,242

Total assets	$124,536	$122,436

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$9,106	$8,236
Other accounts payable and accrued expenses	7,289	5,783
Contingent consideration	5,132	4,728
Deferred tax liabilities	191	259

Total current liabilities	21,718	19,006

Liability for employees’ severance benefits	2,518	2,414
Deferred tax liabilities	211	284

Total liabilities	24,447	21,704

Shareholders' equity
Ordinary shares and additional paid-in capital	42,856	41,266
Treasury shares	(38)	(38)
Retained earnings	57,271	59,504
Total shareholders' equity	100,089	100,732

Total liabilities and shareholders' equity	$124,536	$122,436

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2015	2014	2015	2014
Sales	$17,121	$17,918	$35,884	$36,922
Cost of sales	10,075	10,730	20,967	21,996
Gross profit	7,046	7,188	14,917	14,926

Research and development expenses	2,283	1,586	4,581	3,044
Selling and marketing expenses	1,396	1,082	2,689	2,062
General and administrative expenses	956	619	1,909	1,285
Total operating expenses	4,635	3,287	9,179	6,391

Operating income	2,411	3,901	5,738	8,535

Financial income, net	4	58	113	163
Income before income taxes	2,415	3,959	5,851	8,698
Income taxes	360	632	810	1,323
Net income	$2,055	$3,327	$5,041	$7,375

Basic income per ordinary share (US$)	$0.28	$0.46	$0.69	$1.03

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,274	7,183	7,260	7,179

Diluted income per ordinary share (US$)	$0.28	$0.45	$0.68	$1.00

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,378	7,337	7,372	7,340

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2015	2014	2015	2014

GAAP gross profit	$7,046	$7,188	$14,917	$14,926
(1) Share-based compensation (*)	27	35	53	59
(2) Adjustment of inventory step up related to acquisition	173	-	268	-
Non-GAAP gross profit	$7,246	$7,223	$15,238	$14,985

GAAP operating income	$2,411	$3,901	$5,738	$8,535
Gross profit adjustments	200	35	321	59
(1) Share-based compensation (*)	343	304	681	408
(3) Acquisition-related expenses	42	-	130	-
(4) Amortization of acquired intangible assets	180	16	361	33
(5) Changes in the fair value of contingent consideration	207	-	404	-
Non-GAAP operating income	$3,383	$4,256	$7,635	$9,035

GAAP net income	$2,055	$3,327	$5,041	$7,375
Operating income adjustments	972	355	1,897	500
(6) Taxes on amortization of acquired intangible assets	(79)	-	(141)	-
Non-GAAP net income	$2,948	$3,682	$6,797	$7,875

GAAP net income	$2,055	$3,327	$5,041	$7,375
Adjustments for Non-GAAP cost of sales	200	35	321	59
Adjustments for Non-GAAP Research and development expenses	272	108	571	165
Adjustments for Non-GAAP Selling and marketing expenses	165	97	328	129
Adjustments for Non-GAAP General and administrative expenses	335	115	677	147
Adjustments for Non-GAAP Income taxes	(79)	-	(141)	-
Non-GAAP net income	$2,948	$3,682	$6,797	$7,875

GAAP basic income per ordinary share (US$)	$0.28	$0.46	$0.69	$1.03
(1) Share-based compensation (*)	0.05	0.05	0.10	0.07
(2-6) Acquisition-related adjustments	0.08	-	0.15	-
Non-GAAP basic income per ordinary share (US$)	$0.41	$0.51	$0.94	$1.10

GAAP diluted income per ordinary share (US$)	$0.28	$0.45	$0.68	$1.00
(1) Share-based compensation (*)	0.05	0.05	0.10	0.07
(2-6) Acquisition-related adjustments	0.07	-	0.14	-
Non-GAAP diluted income per ordinary share (US$)	$0.40	$0.50	$0.92	$1.07

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))